Exhibit 99.1

News Release

For Immediate Release

Philadelphia project management and design firm Granary Associates to join Stantec

PHILADELPHIA PA (October 29, 2009) TSX, NYSE:STN

The employees of Granary Associates, a Philadelphia and New York based firm with approximately 100 employees specializing in project management, planning, architecture, and interior design for healthcare facilities, are expected to join with North American design firm Stantec.

“The staff of Granary Associates have built a reputation as leaders in the healthcare industry and they have an impressive portfolio of projects and clients throughout the US and internationally,” says Bob Gomes, Stantec president and CEO. “They will add considerable depth to our service offering in the healthcare sector.”

With a 31-year history in healthcare facility design, Granary Associates has worked on some of the world’s leading healthcare facilities. For example, the company provided planning and interior architecture services for the Sidra Medical and Research Center in Qatar and project management, architecture, and interior design services for Memorial Sloan-Kettering Cancer Center’s Pediatric Day Hospital in New York City. Granary also worked on the award-winning George Lynn Harmony Pavilion at the AtlantiCare Regional Medical Center in Atlantic City, New Jersey, and provided conceptual design services for the Cadres’ In-Patient Building of the Air Force General Hospital in Beijing, China. The firm is also playing a large role in providing master planning, architecture, and interior design services to Susquehanna Health’s Project 2012 in Williamsport, Pennsylvania, a major modernization of the area’s three-hospital system.

“We are joining Stantec because we know with access to the Company’s technical resources and a North American network of professionals we will be able to better serve our current clients and create more opportunities for our staff to grow their careers,” says Michael Arnold, Granary Associates president and CEO, who will continue with Stantec as a Senior Principal.

The employees of Granary Associates will continue to operate out of their current locations in Philadelphia, New York City, and Doha, Qatar. The transaction is structured as an asset purchase and is expected to close, subject to certain conditions, in early November.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of over 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains information regarding "forward-looking statements" as the closing date for the acquisition of Granary Associates, Inc. has yet to occur. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. These factors include, but are not limited to the proposed transaction does not close when expected or at all because conditions to closing are not satisfied on a timely basis or at all.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 29, 2009, and accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2008 Financial Review and the Caution Regarding Forward-Looking Statements in our Second Quarter 2009 Report. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Contacts Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com	Janet Megee Granary Associates Marketing & Communications Tel: (215) 665-7055 megee@granaryassoc.com